Exhibit (a)(1)(v)

NO. 05-09450

12-CITS, ATTY

ALAN KAUFMAN, individually on behalf of himself	X	IN THE DISTRICT COURT
and all others similarly situated,	:
:
Plaintiff,	:
	:	DALLAS COUNTY, TEXAS
vs.	:
:
TOSHIFUMI SUZUKI, JAMES W. KEYES,	:	C-68th JUDICIAL DISTRICT
YOSHITAMI ARAI, MASAAKI ASAKURA, JAY W.	:
CHAI, R. RANDOLPH DEVENING, GARY J.	:
FERNANDES, MASAAKI KAMATA, KAZUO	:
OTSUKA, LEWIS E. PLATT, 7-ELEVEN, INC.,	:
SEVEN-ELEVEN JAPAN CO., LTD.	:
:
Defendants.	X

SHAREHOLDERS’ CLASS ACTION PETITION

Plaintiff, through counsel, for his petition against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. The discovery in this case is intended to be conducted under Level 3 pursuant to Tex. R Civ. P. 1904.

2. This is a shareholders’ class action on behalf of the public shareholders of defendant 7-Eleven, Inc, (“7-Eleven” or the “Company”), against certain of its officers and directors and the controlling shareholder of 7-Eleven to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of 7-Eleven common stock, by its majority controlling shareholder, defendant Seven-Eleven Japan Co., Ltd, (the “Proposed Transaction”).

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3. The consideration that Seven-Eleven Japan Co. Ltd. (“SEJ”) has stated it will offer to members of the Class (as defined below) in the proposed acquisition is unfair and grossly inadequate, because, among other things, the intrinsic value of 7-Eleven’s common stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value, and future profitability. Moreover, the entire fairness standard of judicial review applies to all aspects of the proposed transaction because (1) SEJ stands on both sides of the deal, (2) the purported special committee is not independent and disinterested, and (3) the purported special committee has no authority other than to recommend the proposed transaction to shareholders of 7-Eleven.

THE PARTIES

4. Plaintiff owns and at all relevant times has owned shares of 7-Eleven common stock.

5. Defendant 7-Eleven is a Texas corporation with its principal executive offices located at 2711 North Haskell Avenue, Dallas, Texas, 75204, 7-Eleven engages in operating, franchising, and licensing convenience store chains primarily in the United States and Canada. The Company’s stores offer various products, including tobacco, beverages, beer/wine, candy/snacks, nonfoods, fresh foods, dairy, and others. Its stores also sell gasoline. In addition, the Company’s stores provide ATM services to its customers. As of June, 30, 2005 7-Eleven had 115,435,471 shares of outstanding common stock. 7-Eleven common stock is listed and traded on the New York Stock Exchange under the ticker symbol SE.

6. Defendant Seven-Eleven Japan Co., Ltd. is a foreign corporation with its principal place of business at 8-8, Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan. SEJ also maintains an address in this county at 2711 North Haskell Avenue, Dallas, TX 75204 SEJ directly, and

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through its wholly owned subsidiary IYG Holding Company, owns approximately 72.7% of the outstanding common, stock of 7-Eleven.

7. At all relevant times, defendants Toshifumi Suzuki, James W. Keyes, Yoshitami Arai, Masaaki Asakura, Jay W. Chai, R, Randolph Devening, Gary J. Fernandes, Masaaki Kamata, Kazuo Otsuka, Lewis E. Platt have served as the directors of the Company (collectively, the “Individual Defendants”). In addition, at all relevant times, (1) defendant Suzuki has served as Chairman of the Board of 7-Eleven and as a Director and Chairman of the Board and Chief Executive Officer of SEJ; (2) defendant Keyes has served as President and Chief Executive Officer of 7-Eleven; (3) defendant Asakura has served as Senior Vice President of 7-Eleven and General Manager and Overseas Liason, Planning Department, for SEJ; and (4) defendant Kamata has served as Director and Vice-Chairman of SEJ.

8. By virtue of their positions as directors and/or officers of 7-Eleven and/or their exercise of control and dominant ownership over the business and corporate affairs of 7-Eleven, each and every of the Individual Defendants and SEJ have, and at all relevant times had, the power to control and influence, and did control and influence and cause 7-Eleven to engage in the practices complained of herein. Each Individual Defendant and SEJ owed and owes 7- Eleven and its shareholders fiduciary obligations and were and are required to: use their ability to control and manage 7-Eleven in a fair, just and equitable manner; act in furtherance of the best interests of 7-Eleven and its shareholders; govern 7-Eleven in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control, and not to favor their own interests at the expense of 7-Eleven and its shareholders.

9. As discussed in detail below, SEJ and the Individual Defendants, who together control the actions of 7-Eleven, have breached their fiduciary duties to 7-Eleven’s public shareholders by acting to cause or facilitate SEJ’s acquisition of all of the outstanding shares of

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7-Eleven for unfair and inadequate consideration, and colluding in SEJ’s coercive tactics in accompanying such buyout.

10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of 7-Eleven and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

12. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. There are more than one hundred million shares of 7-Eleven common stock outstanding, held by hundreds, if not thousands, of shareholders of 7-Eleven stock who are members of the Class.

b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

c. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

(i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits SEJ at the expense of the members of the Class;

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(ii) Whether the Individual Defendants, as officers and/or directors of the Company, and SEJ, as the controlling shareholder of 7-Eleven, are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv) Whether defendants have initiated and/or timed their buyout of 7-Eleven shares to unfairly benefit SEJ at the expense of 7-Eleven’s public shareholders.

d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

f. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

13. The prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standard of conduct for the party opposing the class, as well as adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

14. The party opposing the class has acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.

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SUBSTANTIVE ALLEGATIONS

15. SEJ has proposed to acquire the outstanding shares of 7-Eleven that it does not already own in a cash deal valued at $32.50 per share (the “Proposed Transaction”). This value represents a small 3% premium over the average trading price of 7-Eleven common stock for the preceding two months.

16. The Proposed Transaction will be conditioned upon, among other things, the tender of a majority of the shares of 7-Eleven common stock not held by SEJ and its affiliates and, unless waived, the ownership by SEJ of at least 90% of the outstanding 7-Eleven common stock on a fully diluted basis. The tender will not be conditioned on SEJ obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger transaction at the same per share cash price offered in the tender offer.

17. SEJ expects to commence the tender offer on or about September 6, 2005. As of the date of the filing of this petition, SEJ has not commenced the tender offer.

18. SEJ has not negotiated or sought approval of the exchange ratio or structure of the Proposed Transaction from 7-Eleven or its independent directors. According to the press release announcing the Proposed Transaction, the commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the 7-Eleven board, and 7-Eleven has not asked the 7-Eleven board to approve the tender offer or the merger. Thus, despite the appointment of an “independent” committee to “evaluate” the Proposed Transaction, this committee has not exhibited any willingness to consider any viewpoint other than that of SEJ. The formation of the committee offers no assurance to class members of a fair process, since the Company’s Board is beholden to SEJ.

19. SEJ is the majority owner of 7-Eleven and is, therefore, well aware of the status of 7-Eleven’s development and success. In making its inadequate offer to acquire the remaining

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stock of 7-Eleven, SEJ has tried to take advantage of the fact that the market price of 7-Eleven stock does not fully reflect the progress and future value of the Company.

20. The value of $32.50 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of 7-Eleven is materially in excess of the $32.50 value, giving due consideration to the possibilities of growth and profitability of 7-Eleven in light of its business, earnings and earnings power, present and future; (b) the $32.50 value is inadequate and offers an inadequate premium to the public shareholders of 7-Eleven; and (c) the $32.50 value is not the result of arm’s-length negotiations, but was fixed arbitrarily by SEJ to “cap” the market price of 7-Eleven stock, as part of a plan for defendants to obtain complete ownership of 7-Eleven’s assets and business at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

21. The reaction of the market and analysts covering 7-Eleven reinforces the inadequacy of the Proposed Transaction. News reports indicate that profit at 7-Eleven’s 5800 stores has risen in two of the past four years as the Company added fresh food and increased gasoline sales, among other things. Moreover, according to Bear Stearns Cos. analyst Robert Summers, the bid undervalues 7-Eleven, which has been improving revenue and earnings. Mr. Summers is reported as having stated: “[SEJ]’s offer is too low based on the strong growth prospects of [7-Eleven] as a market leader in a fragmented industry.” Summers also noted that the $32.50 offer was actually 7.8% below the recent 7-Eleven stock price high of $35.18 on July 15.

22. The market’s reaction to the Proposed Transaction reinforces its inadequacy. In trading later in the day SEJ announced the Proposed Transaction, the Company’s share price rose more than two dollars above the proposed tender offer price.

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23. Since the beginning of this year, the Company’s stock price has risen forty-five percent. Between July 15 and August 19, however, the Company’s stock price has fallen approximately 16% on investor concerns over gas prices. Thus, according to Summers, SEJ is taking advantage of this dip in setting the tender offer price.

24. According to Merrill Lynch analyst Patricia Baker, SEJ is understating 7-Eleven’s growth potential. In addition, she noted that the Company already has spent $500 million over the last decade and is very well positioned technologically. Accordingly, Ms. Baker said that Merrill Lynch believes that the Company “is poised to begin to reap the rewards of these investments in 2005,” and that this belief “will likely be reflected in superior levels of earnings growth over the coming years.”

25. The stock value that SEJ has offered has been dictated by SEJ to serve its own interests, and is being crammed down by SEJ and its representatives on 7-Eleven’s Board to force 7-Eleven’s minority shareholders to relinquish their 7-Eleven shares at a grossly unfair price. Such action constitutes unfair dealing.

26. SEJ, by reason of its 72.7% ownership of 7-Eleven’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to 7-Eleven’s public shareholders.

27. Because SEJ is in possession of proprietary corporate information concerning 7-Eleven’s future financial prospects, the degree of knowledge and economic power between SEJ and the class members is unequal, making it grossly and inherently unfair for SEJ to obtain the remaining 7-Eleven shares at the unfair and inadequate price that it has proposed.

28. By offering grossly inadequate value for 7-Eleven’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. SEJ is violating its duties as a majority shareholder.

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29. Any buyout of 7-Eleven public shareholders by SEJ on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of 7-Eleven’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

30. Defendants’ fiduciary obligations require them to:

a. act independently so that the interests of 7-Eleven’s public shareholders will be protected;

b. adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of 7-Eleven’s public shareholders; and

c. provide 7-Eleven’s shareholders with genuinely independent representation in the negotiations with SEJ

31. Because SEJ controls 7-Eleven, no auction or market check can be effected to establish 7-Eleven’s worth. Thus, SEJ has the power and is exercising its power to acquire 7-Eleven’s minority shares and dictate terms which are in SEJ’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of 7- Eleven’s stock.

32. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of 7-Eleven and are engaging in improper, unfair dealing and wrongful and coercive conduct.

33. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

34. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

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35. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

36. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of 7-Eleven’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

37. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as class representatives;

B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

C. Enjoining the Proposed Transaction and, if the transaction is consummated, rescinding the transaction;

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D. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

E. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other, and further relief as this Court may deem to be just and proper.

DATED: September 9, 2005

/s/ Randall K. Pulliam
Randall K. Pulliam, (TX 24048058)
BARON & BUDD, P.C.
3102 Oak Lawn Ave
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605; (214) 520-1181 fax

-and-

MILBERG WEISS BERSHAD
& SCHULMAN LLP
Seth D. Rigrodsky
Ralph N. Sianni
Brian D. Long
919 N. Market Street, Suite 411
Wilmington, DE 19801
Tel: (302)984-0597

-and-

BERNSTEIN LIEBHARD
& LIFSHITZ, LLP
U Seth Ottensoser
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

Attorneys for Plaintiff

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